

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Ryan Gilbert
President and Chief Executive Officer
FTAC ZEUS ACQUISITION CORP.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FTAC ZEUS ACQUISITION CORP.**
> **Registration Statement on Form S-1**
> **Filed on March 8, 2021**
> **File No. 333-253995**

Dear Mr. Gilbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 8, 2021

Prospectus Summary
Limited Payments to Insiders, page 27

1. In this section, and elsewhere, you reference unquantified consulting and advisory fees (i.e., "payment of certain consulting fees to persons engaged by an entity affiliated with certain of our directors and officers" and "at the closing of our initial business combination, a customary advisory fee to affiliates of our sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided"). Please revise to describe the types of "consulting" and "advisory" services which you refer to and quantify such fees and how they will be calculated. If these fees have no limitations, please disclose this fact. Also disclose whether there are agreements in place for such arrangements and file any agreements as exhibits with your registration

statement. See Item 601 of Regulation S-K.

<u>Risk factors</u>
<u>We are not registering the shares of Class A common stock issuable upon exercise of the
warrants under the Securities Act, page 32</u>

2.   Your registration statement fee table indicates that you are registering the shares of Class
        A common stock issuable upon exercise of the warrants. However, you disclose here that
        you are not registering the shares of Class A common stock issuable upon exercise of the
        warrants under the Securities Act. Please revise to reconcile your disclosures.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding
comments on the financial statements and related matters. Please contact Timothy Collins, Staff
Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Mark Rosenstein